

Mail Stop 3561

December 1, 2015

Raymond D'Aponte
Chief Financial Officer
Planet Payment, Inc.
670 Long Beach Boulevard
Long Beach, New York 11561

>   **Re: Planet Payment, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2014**
>   **Filed March 11, 2015**
>   **Response Dated November 24, 2015**
>   **File No. 1-35699**

Dear Mr. D'Aponte:

We have reviewed your November 24, 2015 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 29, 2015 letter.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

17. Segment Information, page 115

1. We reviewed your response to comment 4 and the reconciliation of the reportable segments' gross profit to consolidated gross profit and income before income taxes in Form 10-Q filed November 5, 2015. Please confirm you will provide a reconciliation of the total of the reportable segments' gross profit to consolidated income before income taxes as required by ASC 280-10-50-30b in future filings. Also with regard to the reconciliation disclosed in Form 10-Q for the nine months ended September 30, 2015,

please tell us what specific items are included in "Corporate allocated cost of sales" and identify significant Corporate unallocated items in your reconciliation in future filings.

You may contact Donna Di Silvio, Staff Accountant, at (202) 551-3202 or me at (202) 551-3344 with any questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products